UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1) *
Capella Education Company

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
139594 10 5

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139594 10 5	13 G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. Maveron Equity Partners 2000, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IRS No. 91-2007544

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by Maveron Equity Partners 2000, L.P. (“Maveron 2000”), Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”), MEP 2000 Associates LLC (“MEP 2000”), Maveron General Partner 2000 LLC (“Maveron GP”), Maveron LLC (“Maveron LLC”), Dan Levitan (“Levitan”), Howard Schultz (“Schultz”), and Debra Somberg (“Somberg,” together with Maveron 2000, Maveron 2000-B, MEP 2000, Maveron GP, Maveron LLC, Levitan and Schultz, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No.	139594 10 5	13 G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. Maveron Equity Partners 2000-B, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No.	139594 10 5	13 G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. Maveron General Partner 2000 LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No.	139594 10 5	13 G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. MEP 2000 Associates LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No.	139594 10 5	13 G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. Maveron LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.00%

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No.	139594 10 5	13 G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Dan Levitan I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		10,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Less than 1%(2)

12	TYPE OF REPORTING PERSON*

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) This percentage is calculated based upon 17,227,818 shares of Common Stock outstanding (as of October 26, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2007.

CUSIP No.	139594 10 5	13 G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Howard Schultz I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		50,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,000 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Less than 1%(2)

12	TYPE OF REPORTING PERSON*

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) This percentage is calculated based upon 17,227,818 shares of Common Stock outstanding (as of October 26, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2007.

]

CUSIP No.	139594 10 5	13 G	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS Debra Somberg I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		3,992 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,992 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,992 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Less than 1% (2)

12	TYPE OF REPORTING PERSON*

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) This percentage is calculated based upon 17,227,818 shares of Common Stock outstanding (as of October 26, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 1, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Capella Education Company (the “Issuer”).
Item 1

(a)	Name of Issuer: Capella Education Company

(b)	Address of Issuer’s Principal Executive Offices:	225 South 6th Street, 9th Floor
Minneapolis, Minnesota 55402
Item 2
(a)	Name of Person(s) Filing:
Maveron Equity Partners 2000, L.P. (“Maveron 2000”)
Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”)
Maveron General Partner 2000 LLC (“Maveron GP”)
MEP 2000 Associates LLC (“MEP 2000”)
Maveron LLC (“Maveron LLC”)
Dan Levitan (“Levitan”)
Howard Schultz (“Schultz”)
Debra Somberg (“Somberg”)

(b)	Address of Principal Business Office:	c/o Maveron LLC
505 Fifth Avenue South, Suite 600
Seattle, WA 98104
(c)	Citizenship:

Maveron 2000	Delaware, United States of America
Maveron 2000-B	Delaware, United States of America
Maveron GP	Delaware, United States of America
MEP 2000	Delaware, United States of America
Maveron LLC	Delaware, United States of America
Levitan	United States of America
Schultz	United States of America
Somberg	United States of America
(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 139594 10 5

Item 3	Not applicable.

Page 10 of 13 Pages

Item 4 Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Sole	Shared	Sole	Shared
	Shares Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Power	Power	Power	Power	Ownership	of Class(3)
Maveron Equity Partners 2000, L.P.	0	0	0	0	0	0	0.00%
Maveron Equity Partners 2000-B, L.P.	0	0	0	0	0	0	0.00%
Maveron General Partner 2000 LLC (1)	0	0	0	0	0	0	0.00%
MEP 2000 Associates LLC	0	0	0	0	0	0	0.00%
Maveron LLC (2)	0	0	0	0	0	0	0.00%
Dan Levitan (1)(2)	10,000	10,000	0	10,000	0	10,000	Less than 1%
Howard Schultz (1)(2)	50,000	50,000	0	50,000	0	50,000	Less than 1%
Debra Somberg (1)(2)	3,992	3,992	0	3,992	0	3,992	Less than 1%

(1)	Maveron GP serves as general partner of Maveron 2000 and Maveron 2000, and shares power to vote and dispose of the Common Stock directly owned by Maveron 2000 and Maveron 2000-B. Levitan, Schultz, and Somberg are managing members of Maveron GP. Maveron GP, Levitan, Schultz and Somberg hereby disclaim beneficial ownership of shares reported herein, except to the extent of its pecuniary interest therein.

(2)	Maveron LLC serves as general partner of MEP 2000, and shares power to vote and dispose of the Common Stock directly owned by MEP 2000. Levitan, Schultz, and Somberg are managing members of Maveron LLC. Maveron LLC, Levitan, Schultz and Somberg hereby disclaim beneficial ownership of shares reported herein, except to the extent of its pecuniary interest therein.

(3)	This percentage is calculated based upon 17,227,818 shares of Common Stock outstanding (as of October 26, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2007.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6 Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8 Identification and Classification of Members of the Group. Not applicable.
Item 9 Notice of Dissolution of Group. Not applicable.
Item 10 Certification. Not applicable.

Page 11 of 13 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2008
MAVERON EQUITY PARTNERS 2000, L.P.
MAVERON EQUITY PARTNERS 2000-B, L.P.
By: Maveron General Partner 2000 LLC
Its: General Partner

/s/ Dan Levitan
Dan Levitan Managing Member
MEP 2000 ASSOCIATES LLC
By: Maveron LLC
Its: General Partner

/s/ Dan Levitan
Dan Levitan Managing Member

/s/ Dan Levitan
Dan Levitan

/s/ Howard Schultz
Howard Schultz

/s/ Debra Somberg
Debra Somberg

Page 12 of 13 Pages

Exhibit(s)
99.1 - Joint Filing Statement

Exhibit 99.1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Capella Education Company.
Dated: February 12, 2008
MAVERON EQUITY PARTNERS 2000, L.P.
MAVERON EQUITY PARTNERS 2000-B, L.P.
By: Maveron General Partner 2000 LLC
Its: General Partner

/s/ Dan Levitan

Dan Levitan Managing Member

MEP 2000 ASSOCIATES LLC

By: Maveron LLC Its: General Partner

/s/ Dan Levitan

Dan Levitan
Managing Member

/s/ Dan Levitan

Dan Levitan

/s/ Howard Schultz

Howard Schultz

/s/ Debra Somberg

Debra Somberg
Page 13 of 13 Pages